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iSTAR FINANCIAL INC.
$250,000,000 5.80% SENIOR NOTES DUE 2011

$225,000,000 SENIOR FLOATING RATE NOTES DUE 2009

Filed Pursuant to Rule 433
Dated December 7, 2005
Registration No. 333-124795

iStar Financial Inc.	Senior Floating Rate Notes Due 2009		5.80% Senior Notes Due 2011	December 7, 2005

Terms and Conditions of the Issue

Issuer:	iStar Financial Inc.		iStar Financial Inc.
Ranking:	Senior Notes		Senior Notes
Ratings (Moody's/S&P/Fitch):	Baa3/BBB-/BBB-		Baa3/BBB-/BBB-
Trade Date:	December 7, 2005		December 7, 2005
Settlement Date (T+5):	December 14, 2005		December 14, 2005
Maturity Date:	March 16, 2009		March 15, 2011
Notional Amount:	$225,000,000		$250,000,000
Pricing Benchmark:	3 Month LIBOR		UST 4.5% of November, 2010
UST Spot:			4.444%
Spread to Benchmark:	L+55 bps		T+138 bps
Yield to Maturity:			5.824%
Coupon:	L+55 bps		5.800%
Public Offering Price:	100.000%		99.900%
Underwriting Discount:	0.350%		0.600%
Company Purchase Price:	99.650%		99.300%

Net Proceeds to company:	$224,212,500		$248,250,000
Internet Payment Dates:	Quarterly on the 16th of every March, June, September and December		Semi-annually on the 15th of every June and December
First Coupon:	March 16, 2006		June 15, 2006
Day Count:	Actual/360		30/360
Redemption at the issuer option:	The Floating Rate Notes may not be redeemed prior to their maturity.

			The Fixed Rate Notes may be redeemed or purchased in whole or in part at the Company's option at any time prior to the maturity of the Fixed Rate Notes at a price equal to 100% of the principal amount thereof plus the greater of (i) 1.0% of the principal amount of the Fixed Rate Notes and (ii) the excess of (a) the present value of all remaining payments on the Fixed Rate Notes discounted at the treasury comparable yield plus 25 bps over (b) the principal amount of the Fixed Rate Notes.
Minimum Denominations/Multiples:	$1,000/$1,000		$1,000/$1,000
		Principal Amount		Principal Amount
Book Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated	$96,000,000	Merrill Lynch, Pierce, Fenner & Smith Incorporated	$107,000,000
	UBS Securities LLC	$96,000,000	UBS Securities LLC	$107,000,000
Co-Managers:	HSBC Securities (USA) Inc.	$11,000,000	HSBC Securities (USA) Inc.	$12,000,000
	RBC Capital Markets Corporation	$11,000,000	RBC Capital Markets Corporation	$12,000,000
	Scotia Capital (USA) Inc.	$11,000,000	Scotia Capital (USA) Inc.	$12,000,000

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800 248 3580.

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iSTAR FINANCIAL INC. $250,000,000 5.80% SENIOR NOTES DUE 2011 $225,000,000 SENIOR FLOATING RATE NOTES DUE 2009